Exhibit 99.1

ELBIT IMAGING ANNOUNCES UPDATE REGARDING THE TERM SHEET TO SELL THE PLOT IN CHENNAI, INDIA

Tel Aviv, Israel, October 18, 2018, Elbit Imaging Ltd. (the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its press release dated July 5, 2018, regarding the signing of a term sheet for the sale of its 50% stake in a 74.7 acre plot in Chennai, India (the “Plot” and the “Term Sheet”, respectively), that the closing date of the transaction has been extended to November 10, 2018.

In addition, following the progress of the due diligence by the potential buyer of the Plot (the “Buyer”), the parties agreed that the consideration for the Plot will be reduced to 106 Crores (approximately 14.43 million US Dollar) instead of 110 Crores (approximately 14.97 million US Dollar). The said consideration is subject to adjustment with respect to the previous amount deposited by the Buyer and the existing cash in the SPV which holds the Plot.

The consummation of the transaction is subject to satisfactory completion of the due diligence process and the execution of a definitive agreement and the fulfillment of certain conditions precedent. At this stage, there is no certainty that the transaction will be completed.

All other terms and conditions of the agreement shall remain unchanged. The Company will update regarding any new developments.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Medical Industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) Plots in India which are designated for sale (and which were initially designated for residential projects); (iii) Plots in Eastern Europe which are designated for sale (and which were initially designated for development of commercial centers).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com